UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Oblong, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

674434 105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS StepStone Group LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,692,661
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,692,661

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,692,661
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS StepStone VC Opportunities III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,554,541
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,554,541

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,554,541
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS StepStone VC Global Partners VII-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 945,168
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 945,168

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,168
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS StepStone VC Global Partners VII-C, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 91,182
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 91,182

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,182
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS StepStone VC Opportunities IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,101,770
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,101,770

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,770
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1(a).	Name of Issuer:

Oblong, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

25587 Conifer Road, Suite 105-231 Conifer, CO 80433

Item 2(a).	Names of Persons Filing:

The name of the persons filing this report (the “Reporting Persons”) are:

(i)	StepStone Group LP (“StepStone”);

(ii)	StepStone VC Opportunities III, L.P. (“Opportunities III”);

(iii)	StepStone VC Global Partners VII-A, L.P. (“Global Partners VII-A”);

(iv)	StepStone VC Global Partners VII-C, L.P. (“Global Partners VII-C”);

(v)	StepStone VC Opportunities IV, L.P. (“Opportunities IV,” and together with Opportunities III, Global Partners VII-A, and Global Partners VII-C, the “Funds”).

StepStone VC Opportunities General Partner III, L.P. is the general partner of Opportunities III, StepStone VC General Partner VII, L.P. is the general partner of Global Partners VII-A, StepStone VC General Partner VII, L.P. is the general partner of Global Partners VII-C, and StepStone VC Opportunities General Partner IV, L.P. is the general partner of Opportunities IV. StepStone is the investment manager of the Funds. StepStone Group Holdings LLC (“StepStone Group Holdings”) is the general partner of StepStone, and StepStone Group Inc. is the sole managing member of StepStone Group Holdings.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

4225 Executive Square, Suite 1600 La Jolla, CA 90237

Item 2(c).	Citizenship:

Each of the Reporting Persons are limited partnerships organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

674434 105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages are based on 30,816,048 outstanding shares of Common Stock as reported in the Issuer’s Form 8-K filed December 20, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

STEPSTONE GROUP LP By: StepStone Group Holdings LLC, its General Partner

By:	/s/ Jennifer Y. Ishiguro
Jennifer Y. Ishiguro Chief Legal Officer & Secretary

STEPSTONE VC OPPORTUNITIES III, L.P. By: StepStone Group LP, its investment manager By: Stepstone Group Holdings LLC, its General Partner

By:	/s/ Jennifer Y. Ishiguro
Jennifer Y. Ishiguro Chief Legal Officer & Secretary

STEPSTONE VC GLOBAL PARTNERS VII-A, L.P. By: StepStone Group LP, its investment manager By: Stepstone Group Holdings LLC, its General Partner

By:	/s/ Jennifer Y. Ishiguro
Jennifer Y. Ishiguro Chief Legal Officer & Secretary

STEPSTONE VC GLOBAL PARTNERS VII-C, L.P. By: StepStone Group LP, its investment manager By: Stepstone Group Holdings LLC, its General Partner

By:	/s/ Jennifer Y. Ishiguro
Jennifer Y. Ishiguro Chief Legal Officer & Secretary

STEPSTONE VC OPPORTUNITIES IV, L.P. By: StepStone Group LP, its investment manager By: Stepstone Group Holdings LLC, its General Partner

By:	/s/ Jennifer Y. Ishiguro
Jennifer Y. Ishiguro Chief Legal Officer & Secretary